

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Joseph S. Sambuco
Chairman of the Board of Directors
Colonnade Acquisition Corp.
1400 Centrepark Blvd, Ste 810
West Palm Beach, FL 33401

> **Re: Colonnade Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed December 22, 2020**
> **File No. 333-251611**

Dear Mr. Sambuco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form S-4 Submitted on December 22, 2020

Comparative Share Information, page 49

1. Disclose pro forma book value per share for Colonnade and Ouster. We refer you to our pro forma balance sheet comments below.

Projected Financial Information, page 135

2. We note that the disclosed prospective financial information for Ouster, Inc. is a summary of projections provided by Ouster to CLA. Tell us whether any other information was provided to CLA to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.

Unaudited Pro Forma Condensed Combined Financial Information, page 177

3.   We note that the table on page 180 reflects post-merger ownership interests under two
      conditions: no redemption and full redemption by former CLA Class A shareholders.
      Please expand your disclosures to clarify how the ownership interests of the various
      parties will change depending upon an actual redemption of CLA Class A between these
      two polar extremes.

4.   We note for accounting purposes, the Business Combination will be treated as a reverse
      recapitalization of Ouster, the equivalent of Ouster issuing stock for the net assets
      (primarily cash) of CLA, accompanied by a recapitalization. In light of this conclusion, it
      is unclear why you refer to the merger as a business combination or disclose why Ouster
      has been determined to be an accounting acquirer. Please revise your disclosures on page
      177 and elsewhere throughout your filing so that they are consistent with your accounting
      conclusion.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

5.   Please revise the pro forma balance sheet to present first a Colonnade pro forma balance
      sheet assuming no redemptions and a Colonnade pro forma balance sheet assuming
      maximum redemptions, before presenting the pro forma combined balance sheets. In
      separate adjustment columns following the Colonnade historical balance sheet, present pro
      forma adjustments to give effect to:
      •   the liquidation and reclassification of $200.0 million of investments held in the trust
          account to cash;
      •   the payment of $7.0 million of deferred underwriters' fees; and
      •   the reclassification of CLA common stock subject to possible redemption to
          permanent equity, assuming no redemptions.

6.   Please present an Ouster, Inc. pro forma balance sheet before presenting the pro forma
      combined balance sheets. Present in a separate column following the Ouster, Inc.
      historical balance sheet, pro forma adjustments to give effect to:
      •   the conversion of all outstanding shares of Ouster's redeemable convertible preferred
          stock into shares of Ouster common stock;
      •   the net share settlement of all outstanding Ouster warrants and the elimination of the
          warrant liability; and
      •   an accrual for the estimated direct and incremental transaction costs incurred by
          Ouster related to the Business Combination.

7.   Please disclose in footnote 2(J) the ratio of the exchange of Ouster common stock for
      Ouster PubCo common stock.

Information about Ouster
Market Opportunity, page 203

8.　Please disclose the material facts and underlying assumptions that support your internal estimate that your global total addressable market will be more than $8 billion by 2025.

Facilities, page 219

9.　Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Ouster's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 220

10.　Tell us whether there are any financial metrics used by Ouster's management to evaluate financial performance.

Executive Compensation, page 246

11.　Please provide 2019 and 2020 compensation information for Ouster's named executive officers. See Item Instruction 1 to 402(c) of Regulation S-K.

Exclusive Forum, page 265

12.　We note that the exclusive forum provision under Ouster PubCo's Proposed Certificate of Incorporation designates the federal district courts of the United States as the exclusive forum for Securities Act claims. Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please highlight potential enforceability concerns in light of the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Ouster, Inc. Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-63

13.　Please revise the income statement line-item description "Gross Profit" to indicate there was a gross loss. Similarly revise the interim period income statement and the pro forma income statements.

General

14.　Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel Nussen, Esq.